UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2025

On February 25, 2026, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the annual general meeting of shareholders (the “AGM”) for fiscal year 2025 as follows:

•	Date and Time: March 26, 2026, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2025

2)	Amendment of the articles of incorporation of KB Financial Group

3)	Reduction of the capital reserve of KB Financial Group

4)	Appointment of directors (three non-executive directors)

4-1)	Non-executive director Candidate: Jaehong Choi

4-2)	Non-executive director Candidate: Myong-Hwal Lee

4-3)	Non-executive director Candidate: Jeong Ho Seo

5)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-executive director Candidate: Whajoon Cho

6)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-executive director Candidate: Sung-Yong Kim

7)	Appointment of members of the Audit Committee, who are non-executive directors

7-1)	Audit Committee Member Candidate: Sun Yeop Kim

7-2)	Audit Committee Member Candidate: Jeong Ho Seo

8)	Approval of the aggregate remuneration limit for directors

•	Other material information for an investment decision:

•	Shareholders should exercise their voting rights by submitting their votes through the e-voting system operated by the Korea Securities Depository instead of attending the meeting in person.

•

In the event of unavoidable circumstances, including the occurrence of emergencies, KB Financial Group may change the date, time, location or any other relevant information regarding the AGM, in which case KB Financial Group will make prompt disclosure of such matter.

Nominees for Non-executive directors (Agendum 4)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jaehong Choi	August 1962	1 year	No

•

Professor, Startup College, Gachon University (Current)

•

Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University

•

Non-executive director, Kakao Corp.

•

Advisor, NHN Japan Corporation/eSamsung Japan

Myong-Hwal Lee	May 1964	1 year	No

•

Senior Research Fellow, Korea Institute of Finance (Current)

•

Director, Center for International Financial Cooperation, Korea Institute of Finance

•

Non-executive director, Woori Financial Capital, Co., Ltd.

•

Member, Sanction Review Committee, Financial Supervisory Service

•

Member, Postal Services Steering Committee

Jeong Ho Seo	August 1969	2 years	Yes

•

Managing Partner, Wiz Law Group (Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Current)

•

Non-executive director, Hanwha Solutions (Current)

•

Non-executive director, Hyundai Capital Co., Ltd.

•

Member, Legal Interpretation Review Committee, Financial Services Commission

•

Member, Management and Budget Review Committee, Financial Services Commission

•

Member, Sanctions Review Committee, Financial Supervisory Service

•

Member, Financial Development Review Committee, Financial Services Commission

•

Non-executive director, Haatz Co., Ltd.

•

Member, Listing Review Committee, Korea Exchange

Non-executive director, Hanwha Solutions(1)

(1)	Term of office is expected to expire on March 24, 2026.

Nominee for Non-executive director, Who Will Serve as a Member of the Audit Committee (Agendum 5)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Whajoon Cho	February 1957	1 year	No

•

Auditor, Mercedes-Benz Financial Services Korea Limited

•

President & CEO, KT Capital Corporation

•

CFO, KT Capital Corporation

•

CFO, BC Card Co., Ltd.

•

Head of Treasury & IR, KT

•

CFO, KT Freetel Co, Ltd.

Nominee for Non-executive director, Who Will Serve as a Member of the Audit Committee (Agendum 6)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Sung-Yong Kim	March 1966	1 year	No

•

Professor, Law School, Sungkyunkwan University (Current)

•

Member, Management Committee for the Key Industries Stabilization Fund

•

Chairperson, Insolvency Law Institute of Korea

•

Non-executive director, Woori Bank

•

Non-Standing Commissioner, Securities & Futures Commission

•

Attorney-at-law

Nominees for Members of the Audit Committee, Who Are Non-executive directors (Agendum 7)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Sun Yeop Kim	November 1969	1 year	No

•

Representative Director, E-JUNG Accounting Corporation (Current)

•

Non-executive director, FARMSCO

•

Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance

•

Head of Financial Services/Strategy Division, Deloitte Anjin LLC

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jeong Ho Seo	August 1969	2 years(1)	Yes

•

Managing Partner, Wiz Law Group (Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Current)

•

Non-executive director, Hanwha Solutions (Current)(2)

•

Non-executive director, Hyundai Capital Co., Ltd.

•

Member, Legal Interpretation Review Committee, Financial Services Commission

•

Member, Management and Budget Review Committee, Financial Services Commission

•

Member, Sanctions Review Committee, Financial Supervisory Service

•

Member, Financial Development Review Committee, Financial Services Commission

•

Non-executive director, Haatz Co., Ltd.

•

Member, Listing Review Committee, Korea Exchange

(1)	Term of office as a member of the Audit Committee will be 1 year.
(2)	Term of office is expected to expire on March 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 25, 2026	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer